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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Worldwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd, Suite 150
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee, FINOP — (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd. Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert E. Shor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Worldwide Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert E Shor

Signature

President

Title

(see Attached)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 2nd day of August, 2021, by Robert Edward Shor,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

VIVIANA M. RAMIREZ
Notary Public - California
Los Angeles County
Commission # 2317618
My Comm. Expires Jan 5, 2024

(Seal) Signature [signature]

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of BG Worldwide Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of BG Worldwide Securities, Inc. as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of BG Worldwide Securities, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BG Worldwide Securities, Inc.'s management. My responsibility is to express an opinion on BG Worldwide Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to BG Worldwide Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the BG Worldwide Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the BG Worldwide Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as BG Worldwide Securities, Inc.'s auditor since 2003.

Tarzana, California

August 6, 2021

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
June 30, 2021

ASSETS

Cash	$	87,549
Accounts Receivable		2,197
Other Current Assets		135
Total Assets	$	89,881

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income Taxes Payable, Parent	$	15,754
Total Liabilities		15,754
STOCKHOLDER'S EQUITY		
Common Stock, no par value, 1,000 shares authorized, issued, and outstanding		100
Additional Paid-in Capital		121,468
Accumulated Deficit		(47,441)
Total Stockholder's Equity		74,127
Total Liabilities and Stockholder's Equity	$	89,881

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the Year Ended June 30, 2021

REVENUES		
Commissions Revenue	$	128,336
Total Revenues		128,336
EXPENSES		
Commissions Expense		12,360
Professional Fees		54,500
Other Expenses		5,180
Total Expenses		72,040
NET INCOME BEFORE INCOME TAXES		56,296
LESS: INCOME TAX EXPENSE (NOTE 2)		15,754
NET INCOME	$	40,542

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended June 30, 2021

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total Stockholder's Equity
Beginning balance, July 1, 2020	$ 100	$ 110,468	$ (84,733)	$ 25,835
Additional Paid-in Capital		11,000		11,000
Dividend Paid			(3,250)	(3,250)
Net Income			40,542	40,542
Ending balance, June 30, 2021	$ 100	$ 121,468	$ (47,441)	$ 74,127

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	40,542
Adjustments to reconcile net Income to net cash provided by Operating activities:		
(Increase) decrease in assets:		
Accounts Receivable		419
Other Current Assets		(49)
Increase (decrease) in liabilities:		
Accounts Payable		(1,846)
Income Taxes Payable, Parent		15,754
Total adjustments		14,278
Net cash provided by Operating activities		54,820
CASH FLOWS FROM FINANCING ACTIVITIES:		
Paid-In Capital		11,000
Dividend Paid		(3,250)
Net cash provided by Financial activities		7,750
Net Increase in cash		62,570
Cash at beginning of year		24,979
Cash at end of year	$	87,549
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BG Worldwide Securities, Inc. (the "Company") was formed on December 6, 2001, in California as a "C" corporation. The Company received approval as a broker dealer by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) on November 18, 2002. The Company is registered as a limited purpose broker-dealer engaged in variable annuities and variable life products to institutions. The Company is a wholly owned subsidiary of Benefits Group Worldwide, Inc. (the "Parent"). The owners of the Parent are also owners of an insurance agency, Robert Shor Insurance Agency, Inc.

The Parent designs, implements, administers executive benefits plans for enterprise organizations, and structures deferred compensation for public and private institutional customers. The broker dealer receives securities and insurance commissions from insurance companies with whom these public and institutional customers place their variable insurance policies. The Company does not maintain retail or individual accounts or customers relationships. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and does not require the services of a clearing firm.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA, and it follows accounting and record keeping polices established by those agencies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of June 30, 2021.

Concentrations of Credit Risk

The Company is engaged in activities in which counter parties primarily include insurance companies, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. 100% of all revenue is from one customer, a related party.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2021, the amount in excess of insured limits was $0.

Note 2: INCOME TAXES

The Company is included in the consolidated tax returns filed by the Parent. The Company accrues a current tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations. All calculated income taxes calculated in the consolidated tax returns are paid at the Parent level.

For the year ended June 30, 2021, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$	4,977
Federal Income Tax		10,777
	$	15,754

Deferred taxes are not recorded as the Company deems them immaterial.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at June 30, 2021 the Company's net capital of $71,795 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness $5,000, whichever is greater, by $66,795, and the Company's ratio of aggregate indebtedness of $15,754 to net capital was 0.24:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company has a cost sharing arrangement with the Parent, per which common expenses are apportioned to the Company at a rate of $104 per month or $ 1,248 a year. Additionally, the Company is affiliated with Robert Shor Insurance, a related party due to common ownership and control, through which the Company's commissions for its insurance product placements are processed.

Note 5: REVENUE RECOGNITION

New Accounting Standard Adopted - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which was aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). The guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 and all subsequent amendments to the ASU (collectively "ASC 606") requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and revises when it is appropriate to recognize a gain or loss from the transfer of nonfinancial assets such as other real estate owned. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company's implementation efforts included a detailed review of revenue contracts within the scope of guidance and an evaluation of the impact on the Company's revenue recognition policies. No transition-related practical expedients were applied.

The Company adopted ASC 606, effective July 1, 2018, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of shareholder's equity and other affected accounts at July 1, 2018. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - On July 1, 2018, the Company adopted ASC 606. Pursuant to ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customer. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers as reported on the FINRA Form "Supplemental Statement of Income (SSOI)":

BG WORLDWIDE SECURITIES, INC.

Notes to Financial Statements
June 30, 2021

Note 5: Revenue Recognition (CONTINUED)

Insurance Commissions - The Company engages in the sale of insurance-based products. This includes sales of variable and fixed annuities along with other various financial instruments that contain both, insurance and security components. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. During the year ended June 30, 2021, revenue consisted solely of renewal commissions.

The following table disaggregated the Company's revenue based on the timing of satisfaction of performance obligations for the year ended June 30, 2021:

Performance Obligations Satisfied at a Point in Time	$	128,336
Performance Obligations Satisfied Over Time		-
Total Revenue	$	128,336

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Note 6: LEASE OBLIGATIONS

In February 2016, the FASB issued ASU 2016 02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU 2016 02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company does not have a lease commitment where this applies.

Note 7: SUBSEQUENT EVENTS

During the period from July 1, 2020, through August 6, 2021, both domestic and international equity markets have experienced significant declines due in large part to a virus known as the Coronavirus or COVID-19. On January 30, 2020, the World Health Organization declared the COVID-19 a public health emergency. The declaration has a potential impact on the Company as the securities industry is subject to various risks such as interest rate, market, and credit risks. Management is unable to estimate the impact that this public health emergency will have on the company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying financial statements.

BG WORLDWIDE SECURITIES, INC.

Schedule I
Statement of Net Capital
June 30, 2021

	Focus 06/30/2021	Audit 06/30/2021	Change
Stockholder's Equity, June 30, 2021	$ 89,881	$ 74,127	15,754
Less: Non-allowable Assets			
Accounts Receivable	2,197	2,197	-
Other Current Assets	135	135	-
Tentative net capital	87,549	71,795	15,754
Haircuts:	-	-	-
NET CAPITAL	87,549	71,795	15,754
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000	5,000	-
Excess net capital	$ 82,549	$ 66,795	15,754
Aggregate indebtedness	$ -	$ 15,754	(15,754)
Ratio of aggregate indebtedness to net capital	0.0:1	0.22:1	

Differences between the Audit and Focus filed at June 30, 2021 are due to adjustments on income tax expenses and income tax payables per year-end audit.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2603

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) BG Worldwide Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Worldwide Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) BG Worldwide Securities, Inc., stated that BG Worldwide Securities, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. BG Worldwide Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BG Worldwide Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 6, 2021

BG WORLDWIDE SECURITIES, INC.

Assertions Regarding Exemption Provisions

BG Worldwide Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2020, through June 30, 2021.

BG Worldwide Securities, Inc.

Robert E. Shor

08/06/2021